2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8099 F: (215) 564-8120

November 17, 2015

Via EDGAR Transmission

Alberto Zapata
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Delaware Group Global & International Funds (the “Registrant”) File Nos.: 033-41034/811-06324

Dear Mr. Zapata:

On behalf of the Registrant, the following are its responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), which comments were received on November 4, 2015, with respect to the Registrant’s Post-Effective Amendment No. 56 (“PEA No. 56”) to its Registration Statement on Form N-1A that was filed on September 15, 2015 pursuant to Rule 485(a) under the Securities Act of 1933, as amended, to register shares of the Delaware Macquarie Asia Select Fund (the “Fund”).  Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

A.  Prospectus

1.             Comment:  On the cover page, add the Fund’s ticker symbols.

Response:  The final version of the prospectus will include the ticker symbols on the front cover.

2.             Comment:  Update footnote 2 to the fee table to reflect the final waiver amount and the dates that the waiver will be in effect.  Also, include the waiver amount in the “Who manages the Fund? Investment manager” section of the statutory prospectus.

Response:  The requested change will be made.

Alberto Zapata
November 17, 2015

3.             Comment:  With respect to the Fund’s 80% investment policy, explain how the Fund will value its derivatives investments for purposes of determining the Fund’s compliance with its 80% policy.

Response:  The Registrant will add disclosure explaining that the Fund will use its actual economic exposure to a derivative investment for purposes of measuring compliance with the Fund’s 80% policy.

4.             Comment:  In the “Our investment strategies” section, expand the discussion of the Fund’s investment strategies to provide more specific information about the Fund’s investment process.

Response:  The Registrant will revise the “Our investment strategies” section as follows:

“The Fund seeks to achieve its investment objective by primarily investing in equity securities of companies with exposure to one or more countries in Asia (excluding Japan), which may include developed, emerging, and frontier countries. The portfolio managers will consider companies of any size or market capitalization. Under normal circumstances, the Fund will invest at least 80% of its net assets (including borrowings for investment purposes) in listed securities of companies that provide exposure to one or more countries in Asia (excluding Japan) (the 80% policy). Securities may be considered to have exposure to any one or more regions of Asia if their securities are listed in any Asian market (excluding Japan) or if they are listed in any other eligible market (such as the United States of America or the United Kingdom) and derive, or are expected to derive, a significant portion of their revenues from one or more countries in Asia (excluding Japan).

The Sub-Advisor is responsible for the day-to-day investment management of the Fund's assets and selects investments for the Fund based on its own investment style and strategy. The Sub-Advisor applies a rigorous bottom-up process and strict portfolio disciplines to minimize risk and attempts to exploit key market inefficiencies in Asian markets (excluding Japan). The Sub-Advisor mainly focuses on corporate governance, domestic demand and local consumption industries and follows strict investment disciplines in its investment process. The Sub-Advisor believes the key to generating excess returns is the identification of companies across the region not efficiently priced by the market. The Sub-Advisor follows investment disciplines of a value process, yet seeks higher quality growth prospects in markets that are realizing strong economic growth. The ‘growth at a reasonable price’ style has a strong quality bias which favors privately run companies. These biases emphasize growth characteristics, by favoring structural growth over more volatile cyclical plays, which provide good downside protection.

The Sub-Advisor may invest in any industry sector, but will use all reasonable efforts to ensure that the Fund does not invest in companies whose primary business is (1) tobacco companies (being any company whose primary business is the manufacture of tobacco

Alberto Zapata
November 17, 2015

products), or (2) companies involved in the production of anti-personnel mines, nuclear weapons, chemical weapons and biological weapons (being any company where publicly available information clearly demonstrates that such company is actively and knowingly involved in the production of such weapons).

The aim of this analysis process is to affirm or refute the view that the identified company has strong investment potential. This process also provides the Sub-Advisor with detailed knowledge of a company and its operating environment, and also provides them with a robust monitoring and analysis tool, being the financial model. External contact with companies is frequent and identifies opportunities among competitors, suppliers and customers of target companies.”

5.             Comment:  Consider adding derivatives and real estate investment trust disclosure to the principal investment strategies and risk disclosure in the summary section of the prospectus.

Response:  Investments in derivatives and real estate investment trusts (“REITs”) will not be principal investment strategies for the Fund.  Accordingly, the Registrant will revise the derivative investments and REIT disclosure included in the Item 9 section of the prospectus to clarify that these types of investments will not be principal strategies for the Fund.

B.  Part C

6.             Comment: Revise Item 30 in Part C to include a discussion of the SEC’s position on the indemnification of trustees and officers.

Response:  The Registrant will revise Item 30 as follows:

“Reference is hereby made to the following sections of the following documents filed or included by reference as exhibits hereto: Article VII, Section 2 (November 15, 2006) to the Agreement and Declaration of Trust incorporated into this filing by reference to Post-Effective Amendment No. 36 filed January 28, 2008.  Article VI of the Amended and Restated By-Laws (April 1, 2015) incorporated into this filing by reference to Post-Effective Amendment No. 56 filed on September 15, 2015.  The Trustees and officers of the Registrant are insured under an errors and omissions liability insurance policy.  The Registrant and its officers are also insured under the fidelity bond required by Rule 17g-1 under the Investment Company Act of 1940.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with securities being registered,

Alberto Zapata
November 17, 2015

the Registrant may be required, unless in the opinion of its counsel the matter has been settled by controlling precedent, to submit to a court or appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.”

*           *           *

The Registrant acknowledges that:  (i) it is responsible for the adequacy of the disclosure in PEA No. 56; (ii) Staff comments on PEA No. 56, or changes to PEA No. 56 in response to Staff comments thereto, do not foreclose the SEC from taking any action with respect to PEA No. 56; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

In addition, the Registrant acknowledges that the Division of Enforcement has access to all information that the Registrant has provided to the Staff of the Division of Investment Management in its review of PEA No. 56.

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours, /s/Jonathan M. Kopcsik Jonathan M. Kopcsik

cc:	Michael E. Dresnin
Delaware Investments